Catalyst Paper Corporation 16th Floor, 250 Howe Street Vancouver, British Columbia Canada V6C 3R8 Tel: 604 654 4000 Fax: 604 654 4048

News Release

August 28, 2006

Catalyst Board of Directors unanimously recommends
shareholders reject Third Avenue Management’s
unsolicited offer

- Conference Call & Web Cast Scheduled for 9:00am PST -

Vancouver, BC – The Board of Directors of Catalyst Paper Corporation (“Catalyst”) (TSX: CTL) has unanimously recommended that shareholders reject the unsolicited offer made on August 11th, 2006 by Third Avenue Management (“Third Avenue” or “TAM”), through CTOE LLC, for up to 39 million shares of Catalyst for Cnd$3.30 per share.

The Board’s recommendation is contained in a Directors’ Circular filed today with Canadian securities regulators. The Circular contains opinions from Catalyst’s financial advisors, CIBC World Markets and UBS Securities Canada Inc., that the consideration offered under the Third Avenue offer is inadequate, from a financial point of view, to shareholders of Catalyst. Shareholders are urged to read the Directors’ Circular in its entirety. A copy of the Circular will be available on Catalyst’s web site at www.catalystpaper.com and on SEDAR at www.sedar.com.

Chairman’s Comment

“The Board’s concerns with Third Avenue’s offer relate to the price they are offering to pay for effective control of the Company, which we believe is inadequate, the coercive nature of the bid, and the fact that they have failed to provide a clear indication of their plans for the Company should they gain control,” said Keith Purchase, Chairman of the Catalyst Board of Directors. “Third Avenue’s actions and statements regarding its intentions for Catalyst have been unclear and inconsistent. Given the partial nature of Third Avenue’s offer, shareholders need to understand what Third Avenue’s plans are before they can make a proper evaluation.”

Mr. Purchase added, “We respect Third Avenue’s reputation as a deep value investor and share their view that Catalyst is significantly undervalued. The Board is confident in management’s ability to continue delivering significant productivity gains in the years ahead, but we do not believe that value is reflected in the Third Avenue offer. For this and the other reasons outlined in the Directors’ Circular, we are recommending that shareholders reject the Third Avenue offer and not tender their shares.”

Clear Strategy for Long-term Value Creation

“Catalyst has delivered strong operating performance in a very difficult industry environment, and we have a clear plan in place for creating significant additional value this year and in the years ahead,” said Russell J. Horner, Catalyst President and Chief Executive Officer. “The Board and management are committed to serving the best interests of all Catalyst shareholders, and continuing to meet the needs of our customers."

Reasons for the Recommendation

After careful consideration of the Third Avenue offer, the Catalyst Board of Directors has determined that the Third Avenue offer is inadequate and not in the best interests of Catalyst shareholders (other than certain parties related to CTOE LLC). The Board unanimously recommends that shareholders reject the Third Avenue offer and not tender their shares to it. The Board cited a number of reasons for its recommendation, including that:

  The TAM offer reflects neither the value of effective control that TAM would acquire the ability to exercise, nor the long-term value of Catalyst shares.

  The timing of the TAM offer is opportunistic and would deprive shareholders whose shares are taken up under the TAM offer the benefit of any future improvement in Catalyst performance and/or industry fundamentals.

  In a difficult industry environment, Catalyst has demonstrated superior performance relative to its peers.

  As a partial bid the TAM offer is, by its very nature, coercive.

  The TAM offer, and TAM’s public statements and positions taken in respect of Catalyst, make TAM’s intentions for Catalyst unclear.

  If successful, the TAM offer would reduce Catalyst’s public float, which could adversely affect the market for, and trading price of, Catalyst’s shares.

  In the opinion of both of Catalyst’s financial advisors, the TAM offer is financially inadequate.

  If the TAM offer is successful, TAM could sell its stake in Catalyst in a subsequent transaction in which it would receive a premium that may not be available to other shareholders.

  There may be alternatives to the TAM offer that could potentially provide shareholders with greater value.

Exploration of Alternatives to the Offer

The Catalyst Board of Directors and Special Committee are considering alternatives to the Third Avenue offer, and discussions have commenced with several parties who have expressed interest in a potential alternative transaction. Shareholders are reminded that, particularly in this difficult industry environment, there can be no assurance that any alternative transaction will result from these discussions.

Availability of the Directors’ Circular

Shareholders are urged to read the Directors’ Circular in its entirety. The document will be available free of charge on Catalyst’s web site at www.catalystpaper.com and on SEDAR at www.sedar.com. In addition, copies of the Directors’ Circular are being mailed to all Catalyst shareholders.

Investment Community Conference Call

Catalyst will host a conference call for the investment community on August 28th, 2006 at 9:00am PST. To participate in the call, please dial either 416-644-3415 or toll free 1-800-814-4862 approximately 10 minutes prior to the start time.

The call will be web cast and can be accessed via the Company’s web site at www.catalystpaper.com. A replay of the call will be available until September 11th, 2006. To access the replay, please dial: 416-640-1917 or toll free 1-877-289-8525, and enter passcode 21201243#.

How to Withdraw Shares from the Third Avenue Offer

Shareholders who have questions or who may have already tendered to the Third Avenue offer and wish to withdraw them may do so by contacting Georgeson, the information agent for Catalyst, toll free at 1-866-726-8613.

About Catalyst Paper

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,800 people at sites within a 160-kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the symbol CTL. The company is headquartered in Vancouver, BC.

Forward-Looking Statements

This press release contains certain forward-looking statements which are subject to a number of risks and uncertainties. These forward-looking statements reflect management's current views and are based on certain assumptions. A number of factors or assumptions could cause actual results to differ materially from those expressed or implied by the forward-looking statements, including the general economic conditions in the US, Canada and internationally, market conditions, product pricing, demand for the company's products and the company's ability to successfully obtain performance improvements. Additional information about these and other factors can be found beginning on Page 24 under the heading “Risks and Uncertainties” in Catalyst’s Management’s Discussion and Analysis dated August 1, 2006, a copy of which is available on SEDAR at www.sedar.com and our website at www.catalystpaper.com.

The forward-looking statements are not guarantees of future performance and there is no assurance that any of the events anticipated by the forward-looking statements will occur, or if they do occur what benefits, if any, the company will obtain.

For more information:

Investors: Ralph Leverton	Media: Lyn Brown
Vice-President, Finance and CFO	Vice-President, Corporate Affairs
604-654-4040	604-654-4212